April 13, 2026

Bruce Steel
Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa, Suite 105
La Jolla, CA 92037

       Re: Equillium, Inc.
           Registration Statement on Form S-3
           Filed April 7, 2026
           File No. 333-294919
Dear Bruce Steel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Dylan S. Kornbluth, Esq.